

Mail Stop 3720

March 2, 2007

Mr. Thomas J. Hoyer
Chief Financial Officer
Digital Angel Corporation
490 Villaume Avenue
South Saint Paul, Minnesota 55075

> **Re**:   **Digital Angel Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 8, 2006**
> **File No. 1-15177**

Dear Mr. Hoyer:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE